JORDEN BURT

1025 Thomas Jefferson Street, N.W.                           777 Brickell Avenue
Suite 400 East                                                         Suite 500
Washington, D.C.  20007-5208                               Miami, FL  33131-2803
(202) 965-8100                                                    (305) 371-2600
Fax:  (202) 965-8104                                        Fax:  (305) 372-9928

                                                         175 Powder Forest Drive
                                                                       Suite 201
                                                        Simsbury, CT  06089-9658
                                                                  (860) 392-5000
                                                            Fax:  (860) 392-5058



                                   CHIP LUNDE
                                 (202) 965-8139
                                MCL@JORDENUSA.COM

                                  May 15, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Rebecca Marquigny - Office of Insurance Products

Re: OLD MUTUAL FINANCIAL NETWORK SEPARATE ACCOUNT VA ("REGISTRANT") FILE NO. 333-137531 AND 811-21952
        485(A) POST-EFFECTIVE AMENDMENT #8 (THE "AMENDMENT")
        BEACON NAVIGATOR VARIABLE ANNUITY (COMMISSION PRODUCT AND TYPICAL LOAD/SURRENDER CHARGE)
        PROPOSED CHANGES TO ADDRESS YOUR MAY 14 COMMENT

Dear Ms. Marquigny:

To address your comment that Registrant needs to clarify how Registrant would apply any change to the charge for the Account Protection Package or Account Enhancement Package optional benefits, Registrant proposes the following changes to the supplement filed in the above-referenced Amendment:

    o   The opening paragraph will be changed to read:

    This Supplement to the Prospectus is to reflect a change in the individual owner current charge for the optional Account Protection Package and to clarify how changes in charges for the Account Enhancement Package and Account Protection Package optional benefits are applied. The information, below, replaces it's corresponding information in the prospectus.

    o    A new paragraph will be added to the Supplement to read:

    Prospectus, Page 8

    The OPTIONAL CHARGES FOR THE ACCOUNT ENHANCEMENT PACKAGE AND THE ACCOUNT PROTECTION PACKAGE section is changed by deleting the third paragraph, which is an error as it is redundant to the language in the next section, and by adding the following sentence to the end of the second paragraph: "Any increase to the current charge would only be applied to new allocations of Contract value to the Rider and would not take effect until our prospectus has been changed by amending our product registration with the Securities and Exchange Commission."

If acceptable, Registrant plans to request acceleration of the Amendment for effectiveness on May 30, 2008. Promptly after the Amendment is declared effective, Registrant will reflect the changes, as agreed to by you, in a Rule 497 filing.
                      ------------------------------

If you have any question concerning this letter, please contact me at the number above. Alternatively, before May 23, you can contact Ken Reitz by telephone at
(410) 895- 0196 or by e-mail at Ken. Reitz@omfn.com. After May 23, Ken will be at TIAA-CREF in Charlotte, NC.

Respectfully Submitted,

/s/  Chip Lunde


cc:     Ken Reitz, Esq.
        Eric Marhoun, Esq.